January 10, 2018

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attn: Division of Corporation Finance,

Re: RC-1, Inc.

Amendment No. 4 to Post Effective Amendment No. 1

File No. 333-210960

Dear Ladies and Gentlemen:

At the request of RC-1, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated January 8, 2018 from Laura Nicholson, Special counsel to Kevin P. O’Connell, Chief Executive Officer of the Company, relating to the Amendment No. 3 to Post Effective Amendment No. 1 of the Company filed with the Commission on December 28, 2017 (the “PEA”). We have filed simultaneously Amendment No. 4 to the PEA and have attached a marked copy of such Amendment No. 1 indicating the changes that the Company has made to the Registration Statement.

The numbered paragraph below corresponds to the paragraph in which the comment was made. For your convenience, we have included above our response a copy of the comment to which we are responding.

General

1. Please update your executive and director compensation disclosure to provide the information called for by Item 402 of Regulation S-K for your fiscal year ended December 31, 2017. For guidance, refer to Question 117.05 of Regulation S-K Compliance and Disclosure Interpretations on our website..

Response

The PEA has been amended in response to the Staff’s comment.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

The Bingham Law Group.

By: /s/ Brad Bingham